Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2016 and Declares Cash Distribution

Monaco, April 28, 2016, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2016.

Partnership Performance Highlights(1)

•	Declared cash distribution of $0.478 per unit for the first quarter of 2016, 10% higher than the first quarter of 2015 and unchanged from the fourth quarter of 2015.
•	Completed the refinancing of $305.50 million of current debt.
•	Reduced total debt by $14.63 million during the first quarter of 2016 using cash balances and cash flow generated from operating activities.
•	EBITDA and Adjusted EBITDA of $34.46 million and $34.60 million, 46% and 47% higher, respectively, than the first quarter of 2015.
•	Distributable cash flow of $19.01 million, 34% higher than the first quarter of 2015.
•	Distribution coverage ratio of 1.21x(2).

(1) “Partnership Performance” represents the results attributable to GasLog Partners which are non-GAAP financial measures. See Note 1 to the Partnership Performance Results table below.

(2) Distribution coverage ratio represents the ratio of distributable cash flow to the cash distribution declared.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “GasLog Partners reported strong first-quarter financial results in line with our expectations. Revenue was slightly lower than the fourth quarter of 2015, primarily due to the scheduled drydocking of Methane Jane Elizabeth and one fewer calendar day during the period. Excluding these items, our performance was broadly consistent with previous quarters, reflecting the Partnership’s stable cash flows generated by multi-year charters with fixed-fee revenues.

For the first quarter, GasLog Partners has declared a cash distribution of $0.478 per unit, which is unchanged from the prior quarter and represents a 15% compound annual growth rate since the Partnership’s initial public offering (“IPO”). We remain firmly committed to paying our distribution, and the Partnership continues to pursue strategic and financial opportunities to grow our distributable cash per unit. As an example, we have prepaid a total of $25.0 million in debt over the past two quarters using our excess cash flow, as doing so is accretive to GasLog Partners’ distributable cash flow on a per unit basis. We have 12 vessels in our dropdown pipeline, each with multi-year contracts, and believe we have several financing alternatives to deliver accretive transactions over time using these attractive assets.

GasLog Partners continues to generate distributable cash flow well in excess of our distribution. Since the closing of the Partnership’s last dropdown transaction in 2015, we have reduced our debt by approximately $60 million with cash on hand and cash flow generated from operating activities. GasLog Partners has significant liquidity, strong credit metrics and remains well positioned to deliver predictable and growing distributions to our unitholders.”

Financial Summary

	Partnership Performance Results(1)
	For the three months ended			% Change from

(All amounts expressed in thousands of U.S. dollars)	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2015	December 31, 2015
Revenues	32,578	51,953	49,358	52%	(5%)
Profit	12,897	20,299	16,191	26%	(20%)
Adjusted Profit	12,827	20,304	16,332	27%	(20%)
EBITDA	23,669	38,339	34,457	46%	(10%)
Adjusted EBITDA	23,599	38,344	34,598	47%	(10%)
Distributable cash flow	14,187	22,546	19,009	34%	(16%)
Cash distributions declared	10,717	15,712	15,712	47%	—

(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog Ltd. (“GasLog”), as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with International Financial Reporting Standards (“IFRS”) because the transfer of the vessel owning entities by GasLog to the Partnership represented a reorganization of entities under common control and the Partnership’s policy is to reflect such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly excludes the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibits II and III at the end of this press release.

The year-on-year increases in the Partnership Performance Results in the first quarter are mainly attributable to the additional vessel operating days in our fleet resulting from the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 from GasLog.

The sequential decreases in the Partnership Performance Results reported in the first quarter of 2016, are attributable to the decrease in revenues due to the scheduled drydocking of one of our vessels, one fewer calendar day in the first quarter of 2016 as compared to the fourth quarter of 2015 and the increase in operating expenses deriving mainly from expenditures for scheduled replacement equipment, scheduled repairs during drydocking, cargo tank repairs and other regulatory periodical certifications. One of our other vessels is currently in drydocking for scheduled maintenance during the second quarter of 2016.

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from

(All amounts expressed in thousands of U.S. dollars)	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2015	December 31, 2015
Revenues	48,234	51,953	49,358	2%	(5%)
Profit	16,686	20,299	16,191	(3%)	(20%)
Adjusted Profit(2)	16,561	20,304	16,332	1%	(20%)
EBITDA(2)	34,352	38,339	34,457	0%	(10%)
Adjusted EBITDA(2)	34,227	38,344	34,598	1%	(10%)

(1)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfer of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.
(2)	Adjusted Profit, EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions and reconciliations of these measures to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The year-on-year IFRS Common Control Reported Results for the first quarter have no material fluctuation.

The IFRS Common Control Reported Results reported in the first quarter of 2016 and the fourth quarter of 2015, are the same as the Partnership Performance Results for the respective periods since there were no vessel acquisitions from GasLog during the last two quarters, which would have resulted in retrospective adjustment of the historical financial statements.

Cash Distribution

On April 27, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended March 31, 2016. The cash distribution is payable on May 13, 2016, to all unitholders of record as of May 9, 2016.

Liquidity and Financing

As of March 31, 2016, we had $55.35 million of cash and cash equivalents held in current accounts.

As of March 31, 2016, we had an aggregate of $732.38 million of indebtedness outstanding under our credit facilities, including $5.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $328.0 million of outstanding debt is repayable within one year of which $305.50 million was refinanced on April 5, 2016 with the balance of $22.50 million representing scheduled amortization of other indebtedness.

As of March 31, 2016, our current assets totaled $61.75 million while current liabilities totaled $356.76 million (including the $305.50 million of current debt refinanced on April 5, 2016), resulting in a negative working capital position of $295.01 million.

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Credit Agreements”) to refinance debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. On April 5, 2016, $306.76 million was drawn under the Credit Agreements and used to refinance $305.50 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. Following the completion of the refinancing, as of April 5, 2016, the current and non-current portion of indebtedness outstanding totalled $40.57 million and $693.06 million, respectively.

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Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations by entering into new interest rate swap contracts. As of March 31, 2016, the Partnership had no interest rate swaps.

LNG Market Update and Outlook

Following the start-up of projects such as Queensland Curtis, Gladstone and Australia Pacific in 2015, we have seen continued momentum in new LNG liquefaction capacity in early 2016. In February 2016, Cheniere’s 22.5 million tons per annum (“mtpa”) Sabine Pass facility, the first of many new U.S. LNG liquefaction projects, began exporting LNG. A GasLog-owned vessel, the GasLog Salem, was the third vessel to ship LNG from the project, delivering the cargo to Brazil.

In March, Chevron’s Gorgon project (15 mtpa) shipped its maiden LNG cargo. The plant has experienced some technical issues and currently plans to restart production by early June. Australia Pacific Train 2 (4.5 mtpa) and Angola LNG (5.2 mtpa) are also due to start this year, with Chevron’s Wheatstone project (8.9 mtpa) and Shell’s Prelude (3.6 mtpa) due to deliver first cargos in 2017. Chevron’s Angola LNG project is also expected to re-start in the near future after almost two years of downtime for maintenance. In 2016, we expect LNG producing trains with a total annualized capacity of approximately 40 mtpa of new production to come online as the projects described above ramp up to their nameplate capacity.

With such projects coming onstream, we are seeing encouraging levels of tendering activity for vessels to transport these increased LNG volumes, with charterers considering on-the-water and newbuilding vessels for medium and long-term employment.

Our long-term supply and demand outlook for LNG shipping remains positive. We continue to see a future shortfall of vessels required for the new projects coming online.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2016 at 8:30 a.m. EDT (13:30 p.m. London Time) on Thursday, April 28, 2016. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)

+44(0) 20 3107 0289 (London)

+33(0) 1 70 80 71 53 (Paris)

Passcode: 86781648

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at:

http://www.gaslogmlp.com/investor-relations

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. London Time) on Thursday, April 28, 2016 until 11:59 p.m. EDT (4:59 a.m. London Time) on Thursday, May 5, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44(0) 20 3107 0235 (London)

+33(0) 1 70 80 71 79 (Paris)

Replay passcode: 86781648

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

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Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into upon consummation of our initial public offering and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1 212 223 0643

Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and March 31, 2016

(All amounts expressed in U.S. Dollars)

	December 31, 2015	March 31, 2016
Assets
Non-current assets
Deferred financing costs	74,442	6,399,403
Other non-current assets	2,002,324	1,770,220
Vessels	1,274,733,866	1,266,248,984
Total non-current assets	1,276,810,632	1,274,418,607
Current assets
Trade and other receivables	5,098,123	2,411,006
Inventories	1,633,572	1,889,533
Due from related parties	2,885,676	1,366,356
Prepayments and other current assets	339,813	737,980
Cash and cash equivalents	60,402,105	55,347,270
Total current assets	70,359,289	61,752,145
Total assets	1,347,169,921	1,336,170,752
Partners’ equity and liabilities
Partners’ equity
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and March 31, 2016)	507,432,951	507,707,748
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and March 31, 2016)	59,785,646	59,909,334
General partner (645,811 units issued and outstanding as of December 31, 2015 and March 31, 2016)	8,841,527	8,852,154
Incentive distribution rights	2,116,965	2,239,168
Total partners’ equity	578,177,089	578,708,404
Current liabilities
Trade accounts payable	2,398,370	3,040,203
Due to related parties	137,267	452,710
Other payables and accruals	24,784,352	26,894,535
Borrowings – current portion	325,767,736	326,375,278
Total current liabilities	353,087,725	356,762,726
Non-current liabilities
Borrowings – non-current portion	415,722,907	400,480,413
Other non-current liabilities	182,200	219,209
Total non-current liabilities	415,905,107	400,699,622
Total partners’ equity and liabilities	1,347,169,921	1,336,170,752
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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2015 and March 31, 2016

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2015	March 31, 2016
Revenues	48,234,272	49,358,262
Vessel operating costs	(10,946,389)	(11,394,341)
Voyage expenses and commissions	(709,036)	(714,250)
Depreciation	(11,065,659)	(11,103,360)
General and administrative expenses	(2,227,108)	(2,792,480)
Profit from operations	23,286,080	23,353,831
Financial costs	(6,611,206)	(7,181,162)
Financial income	10,825	18,412
Total other expenses, net	(6,600,381)	(7,162,750)
Profit for the period	16,685,699	16,191,081
Less:
Profit attributable to GasLog’s operations	(3,788,269)	—
Profit attributable to Partnership’s operations(1)	12,897,430	16,191,081
Partnership’s profit attributable to:
Common units	9,618,609	10,679,043
Subordinated units	3,020,872	4,806,693
General partner units	257,949	323,822
Incentive distribution rights	—	381,523

Earnings per unit for the period, basic and diluted:
Common unit	0.67	0.49
Subordinated unit	0.31	0.49
General partner unit	0.52	0.50

(1)	Referred to elsewhere in this earnings release as Partnership Performance Results.
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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2015 and March 31, 2016

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2015	March 31, 2016
Cash flows from operating activities:
Profit for the period	16,685,699	16,191,081
Adjustments for:
Depreciation	11,065,659	11,103,360
Financial costs	6,611,206	7,181,162
Financial income	(10,825)	(18,412)
Share-based compensation	—	68,150
	34,351,739	34,525,341
Movements in working capital	(3,740,372)	5,150,077
Cash provided by operations	30,611,367	39,675,418
Interest paid	(4,411,215)	(6,928,689)
Net cash provided by operating activities	26,200,152	32,746,729
Cash flows from investing activities:
Short-term deposits with related party	(23,835,964)	—
Payments for vessels’ additions	(11,104)	(1,171,614)
Financial income received	17,234	18,412
Purchase of short-term investments	(4,000,000)	—
Maturity of short-term investments	21,700,000	—
Net cash used in investing activities	(6,129,834)	(1,153,202)
Cash flows from financing activities:
Borrowings repayments	(5,625,000)	(15,625,000)
Payment of loan issuance costs	(226,648)	(5,285,304)
Payment of offering costs	(86,766)	(26,393)
Distributions paid	(10,717,225)	(15,711,665)
Dividend due to GasLog before vessels’ dropdown	(7,850,000)	—
Net cash used in financing activities	(24,505,639)	(36,648,362)
Decrease in cash and cash equivalents	(4,435,321)	(5,054,835)
Cash and cash equivalents, beginning of the period	47,241,742	60,402,105
Cash and cash equivalents, end of the period	42,806,421	55,347,270
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EXHIBIT II

Non-GAAP Financial Measures:

Comparison of IFRS Common Control Reported Results in our Financial Statements and Partnership Performance Results:

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as a reorganization of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

(All amounts expressed in U.S. dollars)	For the three months ended March 31, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	15,656,216	32,578,056	48,234,272
Vessel operating costs	(4,582,187)	(6,364,202)	(10,946,389)
Voyage expenses and commissions	(155,555)	(553,481)	(709,036)
Depreciation	(4,234,120)	(6,831,539)	(11,065,659)
General and administrative expenses	(236,090)	(1,991,018)	(2,227,108)
Profit from operations	6,448,264	16,837,816	23,286,080
Financial costs	(2,661,406)	(3,949,800)	(6,611,206)
Financial income	1,411	9,414	10,825
Total other expenses, net	(2,659,995)	(3,940,386)	(6,600,381)
Profit for the period	3,788,269	12,897,430	16,685,699

(All amounts expressed in U.S. dollars)	For the three months ended December 31, 2015
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	51,953,449	51,953,449
Vessel operating costs	—	(10,307,862)	(10,307,862)
Voyage expenses and commissions	—	(642,259)	(642,259)
Depreciation	—	(11,155,470)	(11,155,470)
General and administrative expenses	—	(2,664,176)	(2,664,176)
Profit from operations	—	27,183,682	27,183,682
Financial costs	—	(6,886,128)	(6,886,128)
Financial income	—	1,577	1,577
Total other expenses, net	—	(6,884,551)	(6,884,551)
Profit for the period	—	20,299,131	20,299,131

(All amounts expressed in U.S. dollars)	For the three months ended March 31, 2016
	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	49,358,262	49,358,262
Vessel operating costs	—	(11,394,341)	(11,394,341)
Voyage expenses and commissions	—	(714,250)	(714,250)
Depreciation	—	(11,103,360)	(11,103,360)
General and administrative expenses	—	(2,792,480)	(2,792,480)
Profit from operations	—	23,353,831	23,353,831
Financial costs	—	(7,181,162)	(7,181,162)
Financial income	—	18,412	18,412
Total other expenses, net	—	(7,162,750)	(7,162,750)
Profit for the period	—	16,191,081	16,191,081
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EXHIBIT III

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before foreign exchange gains/losses and write-off of unamortized loan fees, if any. EBITDA, Adjusted EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

EBITDA, Adjusted EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Certain numerical figures included in this press release have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results
	March 31, 2015	December 31, 2015	March 31, 2016
Profit for the period	16,685,699	20,299,131	16,191,081
Depreciation	11,065,659	11,155,470	11,103,360
Financial costs	6,611,206	6,886,128	7,181,162
Financial income	(10,825)	(1,577)	(18,412)
EBITDA	34,351,739	38,339,152	34,457,191
Foreign exchange (gains)/losses, net	(124,824)	5,173	141,165
Adjusted EBITDA	34,226,915	38,344,325	34,598,356

	For the three months ended
	Partnership Performance Results
	March 31, 2015(1)	December 31, 2015(2)	March 31, 2016(2)
Profit for the period	12,897,430	20,299,131	16,191,081
Depreciation	6,831,539	11,155,470	11,103,360
Financial costs	3,949,800	6,886,128	7,181,162
Financial income	(9,414)	(1,577)	(18,412)
EBITDA	23,669,355	38,339,152	34,457,191
Foreign exchange (gains)/losses, net(3)	(69,986)	5,173	141,165
Adjusted EBITDA	23,599,369	38,344,325	34,598,356
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	For the three months ended
	IFRS Common Control Reported Results
	March 31, 2015	December 31, 2015	March 31, 2016
Profit for the period	16,685,699	20,299,131	16,191,081
Foreign exchange (gains)/losses, net	(124,824)	5,173	141,165
Adjusted Profit	16,560,875	20,304,304	16,332,246

	For the three months ended
	Partnership Performance Results
	March 31, 2015(1)	December 31, 2015(2)	March 31, 2016(2)
Profit for the period	12,897,430	20,299,131	16,191,081
Foreign exchange (gains)/losses, net(3)	(69,986)	5,173	141,165
Adjusted Profit	12,827,444	20,304,304	16,332,246

Distributable Cash Flow

Distributable cash flow with respect to any quarter means Adjusted EBITDA, as defined above for the Partnership Performance Results, after considering financial costs for the period, excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2015(1)	December 31, 2015(2)	March 31, 2016 (2)
Partnership’s profit for the period	12,897,430	20,299,131	16,191,081
Depreciation	6,831,539	11,155,470	11,103,360
Financial costs	3,949,800	6,886,128	7,181,162
Financial income	(9,414)	(1,577)	(18,412)
EBITDA	23,669,355	38,339,152	34,457,191
Foreign exchange (gains)/losses, net	(69,986)	5,173	141,165
Adjusted EBITDA	23,599,369	38,344,325	34,598,356
Financial costs excluding amortization of loan fees	(3,573,094)	(6,113,938)	(6,191,114)
Drydocking capital reserve	(1,499,068)	(2,669,872)	(2,168,375)
Replacement capital reserve	(4,340,466)	(7,014,530)	(7,230,229)
Distributable cash flow	14,186,741	22,545,985	19,008,638
Other reserves (4)	(3,469,516)	(6,834,320)	(3,296,973)
Cash distribution declared	10,717,225	15,711,665	15,711,665

(1) Excludes amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2) Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended December 31, 2015 and March 31, 2016 are fully attributable to the Partnership.

(3) The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

(4) Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

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